Exhibit 99.1

                            Explanation of Responses


(1)  Price does not reflect underwriter discount or fees.

(2) The Insight IV Funds (defined below) beneficially own 1,972,773 shares of Common Stock after giving effect to (i) the conversion of 1,056,982 shares of Convertible Preferred Stock into Common Stock and (ii) the sale of Common Stock in the issuer's initial public offering. Insight Venture Partners IV, L.P. is the record beneficial owner of 1,559,655 shares of Common Stock, Insight Venture Partners IV (Co-Investors), L.P. is the record beneficial owner of 192,208 shares of Common Stock, Insight Venture Partners (Cayman) IV, L.P. is the record beneficial owner of 208,513 shares of Common Stock and Insight Venture Partners IV (Fund B), L.P. is the record beneficial owner of 12,397 shares of Common Stock. The amount listed as directly owned by each respective Insight IV Fund may be deemed to be attributable to each of the other Insight IV Funds and Insight Holdings Group, L.L.C. ("Insight Holdings") because Insight Holdings is the managing member of Insight Venture Associates IV, L.L.C. ("Insight Associates IV"), which in turn is the general partner of (i) Insight Venture Partners IV, L.P., (ii) Insight Venture Partners IV (Fund B), L.P., (iii) Insight Venture Partners IV (Co-Investors), L.P. and (iv) Insight Venture Partners (Cayman) IV, L.P. (together with Insight Venture Partners IV, L.P., Insight Venture Partners IV (Co-Investors), L.P. and Insight Venture Partners IV (Fund B), L.P., the "Insight IV Funds"). Insight Holdings is also the managing member of Insight Venture Associates V, L.L.C. ("Insight Associates V"), which in turn is the general partner of (i) Insight Venture Partners V, L.P., (ii) Insight Venture Partners V Coinvestment Fund, L.P.,
     (iii) Insight Venture Partners V (Employee Co-Investors), L.P. and (iv) Insight Venture Partners (Cayman) V, L.P. (together with Insight Venture Partners V, L.P., Insight Venture Partners V Coinvestment Fund, L.P. and Insight Venture Partners V (Employee Co-Investors), L.P., the "Insight V Funds"). The Insight V Funds may be deemed to beneficially own 14,272,957 shares of Common Stock. Jeffrey L. Horing, Deven Parekh and Peter Sobiloff are the members of the board of managers of Insight Holdings. Because
     Messrs. Horing, Parekh and Sobiloff are the members of the board of managers of Insight Holdings, Insight Holdings is the managing member of Insight Associates IV and Insight Associates IV is the general partner of each of the Insight IV Funds, they have voting and dispositive power over these shares. The foregoing is not an admission by Insight Associates IV or Insight Holdings that it is the beneficial owner of the shares held by the Insight IV Funds or Insight V Funds. Each of Messrs. Horing, Parekh or Sobiloff disclaims beneficial ownership of the shares except to the extent of his pecuniary interests in these entities.

(3) In connection with the issuer's initial public offering, the Convertible Preferred Stock held by the Insight IV Funds was automatically converted into Common Stock at a fixed initial conversion rate of one share of Common Stock per share of Convertible Preferred Stock.